SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 1)*

Alico, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

016230 10-4
(CUSIP Number)

With a copy to: Mr. Bruce S. Sherman c/o M4 Capital LLC 5150 Tamiami Trail N., Suite 505 Naples, FL 34103	with a copy to: Nathan E. Assor, Esq. Golenbock Eisemen Assor Bell & Peskoe LLP 437 Madison Avenue – 40th Floor New York, New York 10022 212-907-7333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 016230 10-4	Page 2 of 6 Pages

1	NAMEs OF REPORTING PERSON Bruce S. Sherman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 514,046
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER -0-
PERSON WITH	9	SOLE DISPOSITIVE POWER 514,046
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,046
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.98%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 016230 10-4	Page 3 of 6 Pages

Item 1.	Security and Issuer

           The class of equity securities to which this Amendment No. 1 of the original Statement on Schedule 13D relates is the common stock (the “Common Stock”), of Alico, Inc., a Florida corporation (the “Issuer”). The principal executive office of the Issuer is 10070 Daniels Interstate Court, Suite 100, Fort Myers, FL 33913.

Item 2.	Identity and Background.

(a)	Mr. Bruce S. Sherman, an individual (“Reporting Person”), is reporting on his beneficial ownership of the Common Stock in this Schedule 13D (“Shares”) that is held by him over which he has sole voting and dispositive control.

(b)	The Reporting Person is an individual. The Reporting Person’s business address is c/o M4 Capital LLC, 5150 Tamiami Trail N., Suite 505, Naples, FL 34103.

(c)	The Reporting Person is a value investor and businessman, with business premises located in Naples, Florida.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds and Other Consideration.

The Reporting Person acquired the Shares of the Issuer in market transactions on the NASDAQ Global Select Market. The funds used to acquire the shares were personal cash funds of the Reporting Person.

SCHEDULE 13D

CUSIP No. 016230 10-4	Page 4 of 6 Pages

Item 4.	Purpose of Transaction

The Reporting Person purchased the Common Stock for investment purposes pursuant to his long term interest in the Issuer. The Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and the business of the Issuer, and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of his shares of Common Stock (or other securities of the Issuer which he may hold); (ii) changing his current intentions with respect to any or all matters referred to in this Item 4; (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer, and/or (iv) seeking to have consultations with management about the business plans of the Issuer, its assets, shareholder value realization and management performance. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Person does not have any plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

SCHEDULE 13D

CUSIP No. 016230 10-4	Page 5 of 6 Pages

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

As of December 10, 2014, the Reporting Person beneficially owned 514,046 shares of the Issuer’s Common Stock (the “Shares”). The shares represent 6.98% of the shares of the Issuer’s Common Stock issued and outstanding as reported by the Issuer in its 8-K filed on December 2, 2014, in which it stated there were 7,361,340 shares of Common Stock outstanding as of September 30, 2014.

Transactions by the Reporting Person in respect of the beneficial ownership of the Issuer’s Common Stock made in the past 60 days of the date of this statement are set forth below. All the reported transactions were open market purchases made on the Nasdaq Stock Market where the Common Stock of the Issuer is publicly traded. All the transactions were made through a broker dealer.

Date of	Number of	Average	Transaction
Transaction	Shares Acquired	Price Paid	Cost
12/09/14	5,000	$42.52	$212,612
12/08/14	22,502	$42.31	$952,070
12/05/14	30,000	$40.57	$1,217,196
12/04/14	7,952	$40.37	$321,044
12/03/14	30,000	$40.90	$1,227,145
12/02/14	800	$35.58	$28,461
10/28/14	600	$35.09	$21,056
10/27/14	900	$34.77	$31,289

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

None

SCHEDULE 13D

CUSIP No. 016230 10-4	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Dated: December 10, 2014

/s/ Bruce S. Sherman